UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 000-29716

CGI INC.

(Translation of registrant’s name into English)

1350 René-Lévesque Boulevard West

25th Floor

Montreal, Quebec

Canada H3G 1T4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F  ☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statements on Form S-8, Reg. Nos. 333-197742, 333-220741, 333-261831 and 333-261832.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Management’s Discussion and Analysis of Financial Position and Results of Operations for the three months ended December 31, 2024 and 2023.

99.2	Unaudited consolidated financial statements for the three months ended December 31, 2024 and 2023.

99.3	Press release concerning results dated January 29, 2025.

99.4	Press release concerning a normal course issuer bid dated January 29, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI INC.
(Registrant)

Date: January 29, 2025	By:	/s/ Benoit Dubé

		Name:	Benoit Dubé
		Title:	Executive Vice-President,
Legal and Economic Affairs, and
Corporate Secretary